SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2013
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL

Corporate Taxpayer's ID (CNPJ/MF): 33.042.730/0001-04

Publicly-Held Company

MATERIAL FACT

Companhia Siderúrgica Nacional (“CSN” or “Company”), pursuant to article 157, paragraph 4 of Law 6404/76 and CVM Instruction 358/2002, hereby informs its shareholders and the public in general that it has adhered to the program for the payment in installments of Corporate Income Tax and Social Contribution on Net Income debits (“REFIS”) arising from the application of article 74 of Presidential Decree 2158-35/01, related to the taxing of income earned abroad.

In accordance with the conditions established by article 40 of Law 12865/2013 and article 92 of Presidential Decree 627/2013, CSN opted to adhere to the REFIS for debits between 2004 and 2009 via a down payment and the remaining amount in installments, with an 80% reduction in delinquency fines and ex officio penalties and a 50% reduction in delinquent interest, whose effect will be recorded in the Company’s result for the fourth quarter of 2013.

Adherence to REFIS will imply the payment today, after the utilization of tax loss carryforwards, of R$103 million to the Federal Revenue Service, followed by R$463 million in 179 monthly installments, restated by the SELIC benchmark interest rate.

São Paulo, November 29, 2013

Companhia Siderúrgica Nacional

David Moise Salama

Investor Relations Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 29, 2013

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.